[Letterhead of Sutherland Asbill & Brennan LLP]

February 17, 2012

Via EDGAR

Ms. Mary Cole

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sierra Investment Corporation Registration Statement on Form N-2 File No. 333-175624

Dear Ms. Cole:

On behalf of Sierra Investment Corporation (the “Company”), set forth below please find our analysis as to why we believe that the merger incentive fee described in the Company’s registration statement on Form N-2 (File No. 333-175624) filed with the Securities and Exchange Commission (the “SEC”) on the date hereof is appropriate. Specifically, we believe that the merger incentive fee (i) does not run afoul of the prohibitions contained in Section 205 of the Investment Advisers Act of 1940 (the “Advisers Act”), (ii) will either not be based on or not exclusively or primarily based on any unrealized capital appreciation in the Company’s investment portfolio and (iii) to the extent that any unrealized capital appreciation in the Company’s investment portfolio is taken into account by an acquirer in connection with its determination of the aggregate amount of the merger consideration it is willing to pay to acquire the Company, such unrealized capital appreciation should not be subject to two levels of incentive fees (i.e., subject to the merger incentive fee and, in the event that the acquirer is an externally-managed business development company or other entity the investment adviser to which is entitled to receive a capital gains incentive fee, a capital gains incentive fee). Significantly, the merger incentive fee will only be paid to the Company’s investment adviser upon the occurrence of a concrete realization event for both the Company and its stockholders that will result in the payment of cash or cash and publicly-traded stock or securities of the acquirer to the Company’s stockholders.

Ms. Cole

February 17, 2012

A. Background

As you know, the Company intends to be regulated as a business development company under the Investment Company Act of 1940 and offer to sell shares of its common stock in a continuous public offering pursuant to the registration statement on Form N-2. The shares of common stock to be sold by the Company will not be listed or traded on a national securities exchange during the offering period. Within five to seven years following the completion of the offering, the Company intends to pursue a “liquidity event” for its stockholders, including a merger whereby its stockholders receive cash and/or publicly-traded stock or securities of the acquirer. Since the shares of the Company’s common stock will have limited liquidity prior to a “liquidity event,” it is important for the Company’s investment adviser to be fully incentivized to effect such an event. As a result, the Company believes that it is appropriate to enable it to pay its investment adviser a merger incentive fee in connection with a merger involving the Company in which some combination of cash and/or publicly-traded shares or securities of the acquirer would be issued to the Company’s stockholders as part of the merger consideration (i.e., provide the Company’s stockholders with full liquidity with respect to their investment in the Company).

Specifically, the merger incentive fee will equal 20% of the aggregate gross value of the consideration received by the Company’s stockholders in connection with the Company’s sale by a merger to a third party in excess of the Company’s adjusted capital, as calculated immediately prior to the merger. The merger incentive fee is intended to provide an incentive for the Company’s investment adviser to successfully execute a merger transaction involving the Company that is financially accretive and/or otherwise beneficial to its stockholders (e.g., by providing them with liquidity in connection with their investment in the Company) even if the Company’s investment adviser will not act as an investment adviser to the surviving entity in the merger.

For purposes of calculating the merger incentive fee:

•	The aggregate gross value of the consideration received by the Company’s stockholders in connection with a merger will be valued at the time of the consummation of the merger and equal the dollar value of any (i) cash and (ii) stock or other security that is traded on a national securities exchange that is received by the Company’s stockholders in connection with the merger. The value of any stock or other security which is not traded on a national securities exchange at the time of the consummation of the merger will not be included for purposes of determining the merger incentive fee given the difficulty in determining the value thereof in the absence of a market quotation for such stock or other security.

•	Adjusted capital means cumulative gross proceeds generated from sales of shares of the Company’s common stock, including proceeds from its distribution reinvestment plan, reduced by (i) cumulative distributions paid to the Company’s stockholders, including distributions of investment income and capital gains (in each case, net of any income or capital gains incentive fee paid to the Company’s investment adviser thereon) and (ii) cumulative amounts paid to repurchase shares of the Company’s common stock pursuant to its share repurchase program.

Ms. Cole

February 17, 2012

The Company will not enter into any merger transaction such as would trigger the merger incentive fee unless all of the following conditions have been satisfied:

•	The Company’s board of directors, including a majority of the directors who are not interested persons of the Company, determines that the participation in the merger transaction is in its and its stockholders’ best interests;
•	The Company’s board of directors has obtained an opinion from an independent financial adviser stating that the terms of the merger are fair, from a financial point of view, to the Company’s stockholders; and

•	The merger is approved by the holders of a majority of the Company’s outstanding shares of common stock and otherwise in accordance with Maryland law.

Please note that the Form N-2 registration statement filed by the Company with the SEC today includes detailed examples of the calculation and operation of the merger incentive fee.

B. Analysis

We believe that the merger incentive fee is not prohibited by Section 205(b)(3) of the Advisers Act. Section 205(b)(3) of the Advisers Act requires that any incentive fees paid to an investment adviser of a business development company with respect to realized capital gains be limited to 20% of the “realized capital gains upon the funds of the business development company . . . computed net of all realized capital losses and unrealized capital depreciation.” The intent of this section is to, among other things, prohibit the payment of an incentive fee on the unrealized capital appreciation in the value of the investments of a business development company.

Specifically, the amount of consideration payable to stockholders of the Company in any merger will be based on a number of factors, only one of which may be net unrealized appreciation of the Company’s investment portfolio. In this regard, it is important to highlight that the merger incentive fee may be payable to the Company’s investment adviser in connection with a merger even if the Company’s investment portfolio is in a net unrealized depreciation position at the time of the merger. Moreover, even if the Company’s investment portfolio is in a net unrealized appreciation position at the time of the merger, the determination of the amount merger consideration that the acquirer is willing to pay to acquire the Company will take into account many factors other than the unrealized appreciation in the value of the Company’s investments, including the cost to the Company of acquiring its investments, the acquirer’s perception of the fair value of the Company’s investments (which may be different than that of Company) and the value of intangible assets such as trademarks and goodwill of the Company.

Ms. Cole

February 17, 2012

In other words, while the amount of any merger consideration payable to the stockholders of the Company may reflect to the net unrealized appreciation of the Company’s investment portfolio, it will not be based exclusively or primarily on the value thereof (if any) and may not even be based on such value at all (e.g., where the investment portfolio is in a net unrealized depreciation position at the time of the merger or where the acquirer’s perception of the fair value of the Company’s investments is different than the Company and such difference is reflected in the merger consideration that the acquirer is willing to pay to acquire the Company). As a result, we do not believe that the merger incentive fee implicates the prohibition set forth in Section 205(b)(3) of the Advisers Act that an investment adviser to a business development company be paid an incentive fee based on the unrealized appreciation in the investment portfolio of a business development company.

Moreover, it is inconsistent with reality to take unrealized appreciation of investments into consideration in the context of a merger given that the merger clearly constitutes the occurrence of a concrete realization event for both the Company and its stockholders, which, among other things, will result in the payment of cash or cash and publicly-traded stock or securities of the acquirer to the Company’s stockholders. This event will provide the Company’s stockholders with full liquidity with respect to their investment in the Company and the ability to monetize any “gain” in connection therewith, including any unrealized appreciation on the Company’s investments that the acquirer took into account in determining the merger consideration payable to the Company’s stockholders in connection with the merger.

In addition, it is important to not allow the form the transaction to overcome the reality that a merger is tantamount to the realization of capital gains on the investments in the Company’s investment portfolio. This reality is exemplified by the fact that if the merger were instead structured as an asset sale, the Company’s investment adviser would clearly be entitled to a capital gains incentive fee in connection therewith. Such a conclusion further supports the notion that the situation that Section 205(b)(3) of the Advisers Act seeks to guard against (i.e., payment of incentive fees simply based on the appreciation in the value, without more, of the investments held by a business development company) is not implicated in connection with the merger incentive fee.

We also believe that the merger incentive fee is distinguishable from facts set forth in the ML Venture Partners I, L.P. and ML Venture Partners II, L.P. exemptive relief applications (collectively, the “ML Venture Applications”) that you brought to our attention. In the ML Venture Applications, the ML Venture funds were finite-life partnerships which requested exemptive relief to allow the general partner of each fund to be able to receive an incentive fee on the unrealized appreciation in the value of the in-kind distributions of portfolio securities to the limited partners of the funds when the term of the funds expired. Relief was requested because the in-kind distribution of the securities did not result in a realization event that would allow for such incentive fee under Section 205 of the Advisers Act and would be payable solely based on the unrealized appreciation in the value of such securities.

Ms. Cole

February 17, 2012

On the other hand, the merger incentive fee would only be payable upon the occurrence of a concrete realization event (i.e., a merger) that would provide for full liquidity to stockholders of the Company in the form of some combination of cash or publicly-traded stock or securities of the acquirer to the Company’s stockholders and give them ability to monetize any “gain” in connection therewith. In addition, as noted above, the value of the consideration in the merger may or may not be based on the net unrealized appreciation of the Company’s investment portfolio and, if it is, it will only be a part thereof and not solely or primarily based thereon. As a result, we do not believe that the merger incentive fee implicates the prohibition set forth in Section 205(b)(3) of the Advisers Act or necessitates the receipt of exemptive relief from the SEC by the Company.

Finally, the other concern you raised to us is whether there is a potential for two levels of incentive fees to be payable in connection with the merger incentive fee at the time of a merger and when the securities in the Company’s investment portfolio are subsequently sold by the acquirer. First, it is important to note that the acquirer of the Company in a merger may not necessarily be an externally-managed business development company or other entity the investment adviser to which is entitled to receive a capital gains incentive fee or other similar fee. Moreover, even if the acquirer were an externally-managed business development company or other entity the investment adviser to which is entitled a capital gains incentive fee or similar fee, we do not believe that this should be a concern since each security in the Company’s portfolio will receive a cost basis reflecting the acquirer’s determination of the fair value thereof at the time of the merger (i.e., the fair value of the investments at the time of the merger will become the cost basis of such investments for purposes of the determining whether the external investment adviser to the acquirer is entitled to a capital gains incentive fee when such investments are subsequently sold by the acquirer). Thus, when the acquirer sells the investments it acquired from the Company, the external investment adviser to the acquirer will only be entitled to a capital gains incentive fee based on the difference between the adjusted cost basis of the investments and the amount received upon the sale of the investments by the acquirer subsequent to the merger. While it is possible that the adjusted cost basis of the investments determined by the acquirer at the time of the merger may differ from the fair value of the investments as determined by the Company prior to the merger, it is not likely that such difference will be significant. Also, if such values are significantly different (e.g., the acquirer believes that the fair value of the investments to be acquired by the Company are substantially lower than the Company’s valuation thereof), then presumably that disconnect should have been reflected in the amount of merger consideration that the acquirer was willing to offer to the Company’s stockholders in connection with its acquisition of the Company (i.e., in the form of a lower merger consideration) and, as a result, not be taken into account in connection with calculating whether a merger incentive fee is payable to the Company’s external investment adviser in connection therewith.

Ms. Cole

February 17, 2012

C. Conclusion

For the foregoing reasons, we believe that the merger incentive fee is fully consistent with the policies underlying the Advisers Act and with the interests of the Company’s stockholders.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, or Harry S. Pangas at (202) 383-0805.

Sincerely,

/s/ Steven B. Boehm_

Steven B. Boehm